March 9, 2010
By Federal Express and EDGAR
Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:	Cavco Industries, Inc. File #0-8822
Dear Mr. Hartz:
On behalf of Cavco Industries, Inc. (“Cavco” or the “Company”), we are providing the following responses to the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 23, 2010. For your convenience, the headings and paragraph numbers in our letter correspond to the headings and paragraph numbers in the Staff’s letter.
Definitive Proxy Material on Schedule 14A filed on May 21, 2009
Compensation Discussion and Analysis, page 12
Benchmarking, page 13
1. We note your response to comment eight in our letter dated January 28, 2010, particularly your statement that your compensation committee determined that the compensation of your senior management was below that paid to executives of peer group companies, many of which performed worse than Cavco. If you use this or similar comparative statements in the future, please disclose where the compensation paid to your executives fell with respect to the compensation paid to executives at peer companies, clarify the basis on which you are comparing compensation (e.g., aggregate compensation or individual compensation for each named executive officer) and identify the metric or metrics against which company performance was measured and compared. Finally, please see our comment below regarding long-term compensation. To the extent your long-term compensation awards are based on benchmarking, you should revise your future benchmarking disclosure accordingly.

Securities and Exchange Commission

Cavco Response:
The Company acknowledges the Staff’s comment regarding comparative statements and will make the requested disclosure in future filings. Benchmarking does not apply to prior long-term compensation awards; however, to the extent future long-term awards are based on benchmarking, we will revise our disclosure accordingly.
Components of Executive Compensation
Base Salary, page 14
2. We note your response to comment nine in our letter dated January 28, 2010, particularly the names of the two companies that were used for peer group comparisons but were not identified in your disclosure. In future filings with benchmarking disclosure, please disclose the names of all companies that comprise the peer group.
Cavco Response:
The Company acknowledges the Staff’s comment and will make the requested disclosure in future filings.
Incentive Bonus, page 14
3. We note your response to comment ten in our letter dated January 28, 2010. Your response does not provide the information that we requested and largely duplicates the disclosure in your proxy statement. Please provide us with the following information:
•	An explanation as to why your board replaced the Original Plan with the Revised Plan.

•	A materially complete analysis of the board’s or compensation committee’s evaluation of Mr. Urness’ performance for fiscal year 2009. It is not sufficient to simply note that an evaluation occurred. Depending on that nature of the evaluation, to the extent relevant you may wish to address one or more of the following questions: What aspects of Mr. Urness’ performance were considered? How was his performance evaluated? What was the assessment of that evaluation and how did that assessment relate to the awards Mr. Urness received?

•	An explanation as to why Mr. Urness received a second award of $24,000 seven days after his first award of $36,000. In doing so, please explain what you mean by “further analysis” you refer to in your response.

Securities and Exchange Commission

Also, if material, please tell us the relative weights given to Mr. Urness’ overall performance versus his assumption of the human resources duties during the year. Please see Item 402(b)(1)(v) of Regulation S-K which requires that a filer disclose how it determined the amount and formula for each element of compensation.
Cavco Response:
The Company acknowledges the Staff’s comments and will endeavor in future filings to provide a more detailed analysis. With respect to the Staff’s specific questions raised in its comment, for your convenience, the bullets below correspond to the bullets in the comment:
•	On May 12, 2009, the Board replaced the Original Plan with the Revised Plan because the bonus criteria established by the Original Plan was based on the Company’s pretax income. As a result, due to the current economic climate, Mr. Urness would not have been eligible to receive a bonus under the Original Plan. After a thorough discussion on this issue the Board determined that even though Mr. Urness was not eligible for a bonus under the criteria set forth in the Original Plan, he should receive a bonus for his overall performance in fiscal year 2009 (described in more detail below).

•	On May 12, 2009, during the Board’s discussion of the Original Plan and the fact that Mr. Urness was not eligible for a bonus under the criteria established by the Original Plan, the Board discussed Mr. Urness’ overall 2009 performance at the Company. This discussion included Mr. Urness’s oversight of the accounting department; his development and training of new hires; and his special project corporate development work, such as analysis of acquisition candidates. The Board concluded that although Mr. Urness did not meet the criteria set forth in the Original Plan, his performance was deserving of a bonus. There were no specific performance criteria or objectives evaluated by the Board; rather, the Board considered his overall role at the Company in fiscal year 2009 and his general performance in carrying out the duties he was assigned. Based on this discussion, the Board adopted the Revised Plan on May 12, 2009, which amended and superseded the Original Plan. Under the Revised Plan, Mr. Urness had the opportunity to earn a total bonus of up to $60,000, which the Board determined was an appropriate bonus opportunity for Mr. Urness. On May 12, 2009, the Board awarded Mr. Urness $36,000 under the Revised Plan based on the discussion and overall evaluation of Mr. Urness’ performance in fiscal year 2009 (described in more detail above).

•	On May 19, 2009, the Board awarded Mr. Urness an additional $24,000 under the Revised Plan based upon a further discussion and evaluation of Mr. Urness’ performance during fiscal year 2009, specifically as it related to his assumption of the human resource functions of the Company. The Board determined that the $36,000 bonus paid on May 12, 2009, did not appropriately compensate Mr. Urness for his assumption of the human resource functions at the Company. The Board did not consider any specific performance criteria, objectives or relative weights of overall performance versus the assumption of human resource functions in this discussion.

Securities and Exchange Commission

Long-Term Compensation, page 15
4. We note your response to comment eleven in our letter dated January 28, 2010, particularly your statement that “[f]or purposes of determining the size of the award, the Committee considered...(ii) the size of grants made to senior executives of peer group companies.” This process appears to constitute benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K. With a view toward future disclosure, please tell us what impact the size of the grants made to senior executives at peer group companies had on the 2009 grant to Mr. Urness. To the extent the grant to Mr. Urness was tied to a benchmark, please provide an explanation of the reasons for this deviation. Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of the Compliance and Disclosure Interpretations of the staff of the Division of Corporation Finance concerning Item 402 of Regulation S-K, which can be found on our website.
Cavco Response:
The Company acknowledges the Staff’s comments and will make the requested disclosure in future filings. With respect to the grant reported in the 2009 proxy statement, Mr. Urness was not tied to a benchmark. The size of grants made to senior executives of peer group companies had a very minor impact on the size of the award, was not a material factor in making the award, and was used merely to confirm that an equity award was reasonable and, due to the current economic climate, is a form of compensation currently used by peer group companies.
***
We acknowledge to the Staff that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should the Staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the Staff prior to the distribution of another comment letter. Please do not hesitate to contact me at 602-283-9216 (or via facsimile at 602-256-6189) with any questions, or if you wish to discuss the above response.

Securities and Exchange Commission

Very truly yours,
/s/ James P. Glew
James P. Glew
General Counsel and Secretary

Cc:	Matthew Feeney, Snell & Wilmer LLP William Heimerdinger, Ernst & Young LLP Travis Leach, Snell & Wilmer LLP